

January 25, 2013

Via E-mail
Bojan Didic
Principal Executive Officer
Miami Days Corp.
1504 Bay Road, Suite 924
Miami, FL 33139

      Re: **Miami Days Corp.**
              Amendment No. 4 to Registration Statement on Form S-1
              Filed January 22, 2013
              File No. 333-183814

Dear Mr. Didic:

We have reviewed your responses to the comments in our letter dated January 16, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 3

1. We note your disclosure in the fourth paragraph that as of January 22, 2013 that you owed Mr. Didic $9,500. We also note your disclosure in the fifth paragraph that you currently owe Mr. Didic $6,600. Please reconcile and revise the registration statement throughout as applicable. In this regard, we note that the $6,600 amount is also disclosed on pages 22 and 23.

2. Please revise your long term financing requirement estimate disclosed in the fifth paragraph based upon the current amount owed to Mr. Didic of $9,500. Please also revise the registration statement throughout as applicable.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        David Lubin, Esq.